TAO MINERALS LTD.
Officina 301, Carrera 48 #12
Sur 148, Medellin, Colombia

December 9, 2009

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	John P. Lucas, Staff Attorney
Division of Corporate Finance

Dear Sirs:

Re:	Tao Minerals Ltd.
Preliminary Proxy Statement
Filed October 9, 2009
File No. 0-51922

In connection with your comment letter dated November 4, 2009, Tao Minerals Ltd. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TAO MINERALS LTD.

Per:	/s/ James Sikora
James Sikora
President